This Appendix IV-34 is part of the Fund Services Agreement (the “Agreement”), dated May 17, 2011, as amended, between Northern Lights Fund Trust II (the “Trust”) and Gemini Fund Services, LLC (“GFS”). Set forth below are the Services elected by the Fund(s) identified on this Appendix IV-34 along with the associated Fees. Capitalized terms used herein that are not otherwise defined shall have the same meanings ascribed to them in the Agreement.

EFFECTIVE DATE

The Effective Date for the Fund(s) set forth on this Appendix IV-34 shall be the later of the date of this Agreement or upon commencement of operations.

COVERED FUNDS

The Fund(s) to be covered under this Agreement include:

Fund(s)
Certeza Convex Core Fund

Funds with the same investment adviser are collectively referred to as a “Fund Family.”

SELECTED SERVICES and FEES

[REDACTED – schedule has been excluded because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed]

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have executed this Appendix IV-34 to the Fund Services Agreement effective as of October 15, 2020.

NORTHERN LIGHTS FUND TRUST II By: /s/ Kevin Wolf Kevin Wolf President	GEMINI FUND SERVICES, LLC By: /s/ Gary Tenkman Gary Tenkman Chief Executive Officer

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) GFS expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) GFS's business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any GFS employees who are involved in the procurement of the Services under the Agreement then GFS may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of GFS for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to GFS in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Certeza Fund Advisors LLC

565 W. 465 N., Suite 150

Providence, UT 84332

By: /s/ Jim Macfarlane

Name: Jim Macfarlane

Title: CEO